Exhibit 99.7

FIRST AMENDMENT TO THE
AMENDED AND RESTATED MASTER SERVICES AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Master Services Agreement, dated as of January 23, 2024 (the “Agreement”) among Brookfield Corporation (“Brookfield”), Brookfield Business Partners L.P. (“BBP”) and others is made as of the 27th day of March, 2026 by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, BBP and Brookfield Business Holdings Corporation (“BBHC”) completed a plan of arrangement (the “Arrangement”) pursuant to which, amongst other things: (i) public holders of class A exchangeable subordinate voting shares (the “Exchangeable Shares”) of BBHC received one (1) class A subordinate voting share (each, a “Class A Share”) of Brookfield Business Corporation (“BBUC”) in exchange for each Exchangeable Share held; (ii) public holders of non-voting limited partnership units (the “Units”) of BBP received one (1) Class A Share in exchange for each Unit held; (iii) redemption-exchange units of Brookfield Business L.P. (“Holding LP”) were exchanged on a one-for-one basis for Class A Shares; and (iv) special limited partner units of Holding LP were exchanged on a one-for-one basis for Class A Shares;

AND WHEREAS, the parties desire to amend the Agreement in connection with the Arrangement to reflect the addition of BBUC as a Service Recipient and make certain other amendments to the terms and conditions of the Agreement as set out herein;

NOW THEREFORE,

1.	Amendments to Article 1

Section 1.1 is hereby amended by adding the following definitions:

1.1.25.1	“Class A Shares” means class A subordinate voting shares of Brookfield Business Corporation;

1.1.55.1	“BBHC” means Brookfield Business Holdings Corporation, a company incorporated under the laws of the Province of British Columbia;

1.1.55.2	“BBUC” means Brookfield Business Corporation, a company incorporated under the laws of the Province of British Columbia;

Section 1.1.6 is hereby deleted in its entirety and replaced with the following:

“Available Cash” means all cash and cash equivalents of the BBP Group available for distribution by the Service Recipients determined at the sole discretion of BBUC, which, for greater certainty, (i) may not in all cases equal an amount of cash held by the Service Recipients after the payment of expenses, debt service obligations on any indebtedness and any other expense or reserve for any liability, working capital or capital expenditure and (ii) may include cash that has been borrowed by any of the Service Recipients;

Section 1.1.13 is hereby deleted in its entirety and replaced with the following:

“BBP Group” means BBUC, BBP, the Holding LP, the Holding Entities, the Operating Entities and any other direct or indirect Subsidiary of a Holding Entity;

Section 1.1.47 is hereby deleted in its entirety and replaced with the following:

“Independent Committee” means a committee of the board of directors of BBUC made up of directors that are “independent” of Brookfield and its Affiliates, in accordance with BBUC’s Governing Instruments;

Section 1.1.53 is hereby deleted in its entirety and replaced with the following:

“Market Value” means, with respect to a Class A Share or Security, (i) if such Class A Share or Security is listed on a stock exchange or public quotation system, the Trading Price of such Class A Share or Security, as applicable, or (ii) if such Class A Share or Security is not listed on a stock exchange or public quotation system, the fair market value of such Class A Share or Security, as applicable, as determined by the Governing Body of BBUC;

Section 1.1.14 is hereby amended by deleting, in its entirety, the definition of “BBUC”.

Section 1.1.63 is hereby amended by deleting, in its entirety, the definition of “Redemption Exchange Units”.

Section 1.1.64 is hereby deleted in its entirety and replaced with the following:

“Relationship Agreement” means the amended and restated relationship agreement among BBUC, BBP, the Holding LP, the Holding Entities, Brookfield and the Service Providers that governs aspects of the relationship among them, as amended from time to time;

Section 1.1.72 is hereby deleted in its entirety and replaced with the following:

“Service Recipients” means BBUC, BBP, the Holding LP, the Holding Entities, BBUC Holdings and, at the option of the Holding Entities, any entity in which any of the foregoing or any combination of the foregoing holds, directly or indirectly, all of the common equity or equivalent interests, excluding, for greater certainty, any Operating Entities;

Section 1.1.73 is hereby amended by deleting, in its entirety, the definition of “Special Distribution”.

Section 1.1.79 is hereby deleted in its entirety and replaced with the following:

“Total Capitalization” means, with respect to any Quarter, the sum of (i) the Market Value of a Class A Share multiplied by the number of issued and outstanding Class A Shares on the last trading day of the Quarter, plus (ii) for each class or series of Security, the Market Value of a Security of such class or series multiplied by the number of Securities of such class or series issued and outstanding on the last trading day of the Quarter (calculated on a fully-diluted basis), plus (iii) the principal amount of any debt not captured by paragraph (ii) of this Section 1.1.79 owed by each Service Recipient (excluding for this purpose any amounts owed to any member of the Brookfield Group under the Credit Facilities) as of the last trading day of the applicable Quarter to any Person that is not a member of the BBP Group, which debt has recourse to any Service Recipient, less any amount of cash held by all Service Recipients on such day;

Section 1.1.80 is hereby deleted in its entirety and replaced with the following:

“Trading Price” means, for any Quarter, with respect to any Class A Share or Security that is listed on a stock exchange or public quotation system, the volume-weighted average trading price of such Class A Share or Security on the Principal Exchange for the days on which the Class A Share or Security traded during such Quarter, provided that where the Trading Price of such Class A Share or Security is calculated in any currency other than U.S. dollars, such amount will be converted to U.S. dollars for purposes of this Agreement in accordance with the applicable exchange rate, as determined by the Service Providers acting reasonably;

Section 1.1.83 is hereby amended by deleting, in its entirety, the definition of “Units”.

Section 1.5 is hereby deleted in its entirety and replaced with the following:

1.5	Generally Accepted Accounting Principles

In this Agreement, references to “generally accepted accounting principles” mean the generally accepted accounting principles used by BBUC in preparing its financial statements from time to time.

2.	Amendments to Article 3

Section 3.1.6 is hereby deleted in its entirety and replaced with the following:

3.1.6	making recommendations with respect to the payment of dividends or other distributions by the Service Recipients, including distributions by BBUC to its shareholders;

Section 3.1.9 is hereby deleted in its entirety and replaced with the following:

3.1.9	arranging for individuals to carry out the functions of the principal executive, accounting and financial officers for BBUC only for purposes of applicable securities laws; and;

3.	Amendments to Article 5

Section 5.2.2 is hereby deleted in its entirety and replaced with the following:

5.2.2	At the end of each calendar year, Brookfield and BBUC agree to negotiate in good faith the terms of any Compensation Charge in respect of that calendar year; provided that the amount of any Compensation Charge allocated to a member of the BBP Group must be approved by the governance and nominating committee of BBUC.

4.	Amendments to Article 7

Section 7.4.2 is hereby deleted in its entirety and replaced with the following:

7.4.2	For any Quarter in which BBUC determines that the Service Recipients have insufficient Available Cash to pay the Net Base Management Fee as well as the next regular distribution on Class A Shares, the Service Recipients may elect to pay all or a portion of the Net Base Management Fee payable in such Quarter in Class A Shares, provided that any such election will be made by the end of the applicable Quarter. If the Service Recipients elect to pay all or a portion of the Net Base Management Fee in Class A Shares, BBUC will issue, and the applicable Service Provider hereby agrees to acquire, Class A Shares equal to the portion of the Net Base Management Fee elected to be paid in Class A Shares divided by the volume-weighted average trading price of a Class A Share on the Principal Stock Exchange during the previous five (5) consecutive trading days ending on the trading day prior to the date the Service Recipients make such election (provided that no fractional Class A Shares will be issued, and such number will be rounded down to the nearest whole number with the remainder payable to the Service Providers in cash). In such case, BBUC shall apply such payment against the subscription price for such Class A Shares.

Section 7.4.3 is hereby deleted in its entirety and replaced with the following:

7.4.3	If the Service Recipients elect to pay all or any portion of the Net Base Management Fee for any Quarter in Class A Shares, the Service Recipients will take or cause to be taken all appropriate action to issue such Class A Shares, including any action required to ensure that such Class A Shares are issued in accordance with applicable Laws and are listed on any applicable stock exchanges and public quotation systems.

5.	Amendments to Article 8

Section 8.2 is hereby deleted in its entirety and replaced with the following:

8.2	[Intentionally deleted.]

6.	Amendments to Article 11

Section 11.2.2 is hereby deleted in its entirety and replaced with the following:

11.2.2	This Agreement may only be terminated by BBUC with the prior unanimous approval of the members of the Independent Committee.

7.	Amendments to Article 12

Section 12.2.1 is hereby deleted in its entirety and replaced with the following:

12.2.1	This Agreement shall not be assigned by the Service Providers without the prior written consent of BBUC, except in the case of assignment by any of the Service Providers to an Affiliate or to a Person that is its successor by merger, amalgamation, consolidation or acquisition of the business of the Service Providers, in which case the Affiliate or successor shall be bound under this Agreement and by the terms of the assignment in the same manner as such of the Service Providers is bound under this Agreement. In addition, provided that the Service Providers provide prior written notice to the Service Recipients for informational purposes only, nothing contained in this Agreement shall preclude any pledge, hypothecation or other transfer or assignment of the Service Providers’ rights under this Agreement, including any amounts payable to the Service Providers under this Agreement, to a bona fide lender as security. In addition, nothing contained in this Section 12.2 will affect the Service Providers’ ability to enter into subcontracting and other arrangements pursuant to Section 12.3.

Section 12.2.2 is hereby deleted in its entirety and replaced with the following:

12.2.2	Notwithstanding Section 12.2.1, this Agreement will not be assigned (within the meaning of the Advisers Act) by any Service Provider that is registered with the SEC as an investment adviser without the prior written consent of BBUC.

Article 12 is hereby amended by adding the following provision after Section 12.5.5:

12.5.5.1 if to BBUC:

Brookfield Business Corporation

225 Liberty Street, 8th Floor

New York, NY

10281-1048

Attention:      Secretary

Section 12.5.7 is hereby deleted in its entirety and replaced with the following:

12.5.5.1 if to BBHC:

Brookfield Business Holdings Corporation

225 Liberty Street, 8th Floor

New York, NY

10281-1048

Attention:      Secretary

8.	Effective Date

This Amendment shall be effective upon the date first written above.

9.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

10.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Managing Director, Legal and Regulatory

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD BUSINESS L.P., by its managing general partner, BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD BBP CANADA HOLDINGS INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Managing Director and Secretary

[Signature Page – Amendment to Master Services Agreement (BBUC)]

BROOKFIELD BBP US HOLDINGS LLC

By:	/s/ Kristen Haase
	Name:	Kristen Haase
	Title:	Managing Partner

BROOKFIELD BBP BERMUDA HOLDINGS LIMITED

By:	/s/ Gregory E.A. Morrison
	Name:	Gregory E.A. Morrison
	Title:	President

BROOKFIELD BUSINESS CORPORATION

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD BUSINESS HOLDINGS CORPORATION

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Authorized Signatory

BBUC HOLDINGS INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

[Signature Page – Amendment to Master Services Agreement (BBUC)]

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (PRIVATE EQUITY), L.P. by its general partner, BROOKFIELD PE GP ULC

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD BBP CANADIAN GP L.P. by its general partner, BROOKFIELD CANGP LIMITED

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Managing Director and Secretary

BROOKFIELD ASSET MANAGEMENT SERVICES SRL.

By:	/s/ Gregory McConnie
	Name:	Gregory McConnie
	Title:	Authorized Signatory

BROOKFIELD GLOBAL BUSINESS ADVISOR LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director

[Signature Page – Amendment to Master Services Agreement (BBUC)]

BROOKFIELD PRIVATE CAPITAL (DIFC) LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director

[Signature Page – Amendment to Master Services Agreement (BBUC)]